UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SPIRIT FINANCE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

848568309

(CUSIP Number)

Katherine Mogg

Redford Holdco, LLC

c/o Macquarie Holdings (USA) Inc.

125 West 55th Street, Level 22

New York, NY 10019

(212) 231 – 1773

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848568309

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Redford Holdco, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,150,000*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,150,000*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,150,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%**

14.	Type of Reporting Person (See Instructions) OO ***

* Does not include 4,727,000 shares of common stock, $0.01 par value per share (the "Common Stock"), of Spirit Finance Corporation (“Spirit”) owned by Macquarie Technology Investment Pty Limited, an affiliate of one of the unitholders of one of the members of Redford Holdco, LLC.  Redford Holdco, LLC expressly disclaims beneficial ownership of the Common Stock owned by Macquarie Technology Investment Pty Limited.

** Based on the representation of Spirit set forth in the Agreement and Plan of Merger, dated as of March 12, 2007, by and among Spirit, Redford Holdco, LLC and Redford Merger Co. that 107,935,085 shares of Common Stock were outstanding as of March 12, 2007, and adding to that number the 6,150,000 shares of Common Stock issued in connection with the Stock Purchase Agreement, dated as of March 12, 2007, by and between Spirit and Redford Holdco, LLC.

*** Redford Holdco, LLC is a Delaware limited liability company.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Spirit Finance Corporation, a Maryland corporation (“Spirit”).  The principal executive offices of Spirit are located at 14631 N. Scottsdale Road, Suite 200, Scottsdale, AZ  85254-2711.

Item 2.	Identity and Background

This Schedule 13 D is being filed by Redford Holdco, LLC (“Holdco”), which is referred to herein as the “Reporting Person”.

Holdco is a limited liability company organized in Delaware, and its principal business is the acquisition and holding of investments in Spirit pursuant to the transactions described in Item 4 below.  The address of the principal office of Holdco is c/o Macquarie Holdings (USA) Inc., 125 West 55th Street, Level 22, New York, NY 10019.

The members of Holdco (the “Members”) are Redford Australian Investment Trust (the “Trust”), OZ Domestic Partners, L.P. (“OZ Partners”), OZ Domestic Partners II, L.P. (“OZ Partners II”), OZ Asia Domestic Partners, L.P. (“OZ Asia Domestic”), OZ Global Special Investments, L.P. (“OZ Global” and, together with OZ Partners, OZ Partners II and OZ Asia Domestic, the “OZ Domestic Entities”) and TPG-Axon Partners, LP (“TPG Domestic”).

Holdco is governed by a Board of Directors.  There are Class A Directors and Class B Directors. Any action or decision by Holdco shall only be made with the unanimous consent of the Class A Directors; provided that certain material actions require the unanimous consent of all Class A Directors and Class B Directors.  The current Class A Directors and Class B Directors of Holdco are set forth on Schedule I attached hereto, which is incorporated by reference herein.

The unitholders of the Trust (the “Unitholders”) are Macquarie European Investment Pty Limited (“Macquarie”), Kaupthing Bank hf. (“Kaupthing”), TPG-Axon Partners (Offshore), Ltd. (“TPG Offshore” and, together with TPG Domestic, the “TPG Entities”), Gandhara Master Fund Limited (“Gandhara”), OZ Overseas Fund, Ltd. (“OZ Overseas Fund”), OZ Overseas Fund II, Ltd. (“OZ Overseas Fund II”), OZ Asia Overseas Fund, Ltd. (“OZ Asia Overseas”) and OZ Global Special Investments Intermediate Fund, L.P. (“OZ Global Intermediate” and, together with OZ Overseas Fund, OZ Overseas Fund II and OZ Asia Overseas, the “OZ Overseas Entities” and, together with the OZ Domestic Entities, the “OZ Entities”).

The Trust is a unit trust established under a trust deed governed by the laws of Australia, and its principal business is the holding of direct investments in Holdco.  The address of the principal office of the Trust is c/o Macquarie Bank, 125 West 55th Street, Level 22, New York, NY 10019.

The trustee of the Trust is Macquarie Direct Investment A Limited (the “Trustee”).  The Trustee is an public company incorporated under the laws of Australia, and its principal business is to act as trustee of the Trust and as trustee or responsible entity of other trusts and funds.  The address of the registered office of the Trustee is Level 7, No. 1 Martin Place, Sydney, NSW 2000, Australia.

Macquarie is a proprietary company incorporated under the laws of Australia, and is a diversified financial services business.  The address of the principal office of Macquarie is c/o Macquarie Bank, 125 West 55th Street, Level 22, New York, NY 10019.

Kaupthing is a public limited company incorporated under the laws of Iceland, and its principal business is to offer integrated financial services to companies, institutional investors and individuals.  The address of the principal office of Kaupthing is Borgartún 19, IS-105, Reykjavik, Iceland.

TPG Offshore is an exempted company incorporated under the laws of Cayman Islands, and its principal business is acting as an investment fund.  The address of the principal office of TPG Offshore is c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896 GT, Harbour Centre, George Town, Grand Cayman, Cayman Islands, BWI.

TPG Domestic is a limited partnership incorporated in Delaware, and its principal business is acting as an investment fund.  The address of the principal office of TPG is c/o TPG-Axon Capital Management, L.P., 888 Seventh Avenue, 38th Floor, New York, NY 10019.

Gandhara is a company incorporated under the laws of Cayman Islands, and its principal business is acting as an investment company.  The address of the principal office of Gandhara is c/o Gandhara Advisors Asia Limited, 21[8] floor Henley Building, 5 Queens Road, Central, Hong Kong, China.

OZ Overseas Fund, OZ Overseas Fund II and OZ Asia Overseas are exempted companies incorporated under the laws of the Cayman Islands and OZ Global Intermediate is a limited partnership incorporated under the laws of the Cayman Islands, and their principal business is making investments.  The address of the principal office of the OZ Overseas Entities is Harbour Centre, P.O. Box 896, George Town, Grand Cayman, Cayman Islands.

The OZ Domestic Entities are limited partnerships incorporated in Delaware, and their principal business is making investments.  The address of the principal office of the OZ Domestic Entities is 9 West 57th Street, New York, NY 10019.

The name, business address, present principal employment and citizenship of each director and officer of Holdco are set forth in Schedule I attached hereto, which is incorporated herein by reference.  The name, business address, present principal employment and citizenship of each director of the Trustee are set forth in Schedule II attached hereto, which is incorporated herein by reference.  The name, business address, present principal employment and citizenship of each officer and director of Macquarie are set forth in Schedule III attached hereto, which is incorporated herein by reference.  The name, business address, present principal employment and citizenship of each executive officer and director of Kaupthing are set forth in Schedule IV attached hereto, which is incorporated herein by reference.  The name, business address, present principal employment and citizenship of each Investment Manager and/or General Partner and/or director of the TPG Entities are set forth in Schedule V attached hereto, which is incorporated herein by reference.  The name, business address, present principal employment and citizenship of each shareholder and/or general partner and/or director of Gandhara are set forth in Schedule VI attached hereto, which is incorporated herein by reference.  The name, business address, present principal employment and citizenship of each of the Investment Manager and/or the General Partner of the OZ Entities are set forth in Schedule VII attached hereto, which is incorporated herein by reference.

During the last five years, to the knowledge of the Reporting Person, neither the Reporting Person nor any of the persons listed on Schedules I-VII attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The cost for the acquisition of the shares of Spirit Common Stock held by the Reporting Person was $79,888,500, or $12.99 per share.

The source of funding for such acquisition (the “Acquisition”) was obtained pursuant to certain subscription agreements, dated as of March 12, 2007, pursuant to which each Member of Holdco subscribed for equity of Holdco denominated in units for the purpose of funding the Acquisition (including certain transaction costs).  The aggregate dollar amount of each Member’s subscription is set forth on Schedule VIII attached hereto, which is incorporated by reference herein.  The source of funding for the Trust’s obligations under its subscription agreement described in the immediately preceding sentence was obtained pursuant to subscription agreements, dated as of March 13, 2007, pursuant to which each Unitholder of the Trust agreed to subscribe for equity of the Trust denominated in units for the purpose of funding the subscription of the Holdco units by the Trust (including certain transaction costs).  The aggregate dollar amount of each Unitholder’s subscription is set forth on Schedule IX attached hereto, which is incorporated by reference herein.

Item 4.	Purpose of Transaction

Holdco, Redford Merger Co., a Maryland corporation and a wholly-owned subsidiary of Holdco (“Merger Sub”), and Spirit entered into an Agreement and Plan of Merger, dated as of March 12, 2007 (the “Merger Agreement”), a copy of which was filed as Exhibit 2.1 to the Form 8-K filed by Spirit on March 13, 2007, File No. 01-32386 (the “Form 8-K”), and is incorporated herein by reference.  The description of the Merger Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 2.1 to the Form 8-K.

Under the terms of the Merger Agreement, Holdco agreed to acquire Spirit through the merger of Merger Sub with and into Spirit (the “Merger”), whereby Spirit will become a wholly-owned subsidiary of Holdco by virtue of ownership of all of the Common Stock.  At the effective time of the Merger each then outstanding share of Common Stock (excluding any shares of Common Stock owned by Holdco) will be converted into the right to receive $14.50 in cash, without interest.

In connection with the transactions contemplated by the Merger Agreement, Spirit and Holdco entered into a Stock Purchase Agreement, dated as of March 12, 2007 (the “Stock Purchase Agreement”), a copy of which was filed as Exhibit 10.1 to the Form 8-K and is incorporated herein by reference.  The description of the Stock Purchase Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 10.1 to the Form 8-K.  Under the terms of the Stock Purchase Agreement, Holdco agreed to purchase 6,150,000 shares of Common Stock (the “Purchased Shares”) at a purchase price of $12.99 per share.  The Acquisition of the Purchased Shares was consummated on March 21, 2007.

The Reporting Person intends to evaluate periodically the advisability of continuing to hold or selling the Purchased Shares based upon the trading price of the Common Stock, the liquidity requirements of Holdco and the progress of the Merger.  In connection with these evaluations, Holdco may study or prepare plans or proposals to facilitate dispositions of the Purchased Shares and may change its current intentions with respect to the Purchased Shares, subject to the agreements described below.

The Merger Agreement is expected to result in the acquisition by Holdco of all of the Common Stock pursuant to the Merger, accompanied by a delisting and deregistration of the Common Stock, a change in all of Spirit’s directors and a change in Spirit’s capitalization as a result of the indebtedness intended to be incurred in connection with the Merger.  Sprit’s charter and bylaws will also be amended and restated upon consummation of the Merger.

The Members of Holdco have agreed that Holdco shall not transfer the Purchased Shares until the earlier of (i) the closing of the Merger, (ii) the termination of the Merger Agreement, or (iii) the date eleven months following execution of the Merger Agreement.  In the event that the Merger Agreement is terminated, the Members of Holdco have agreed that Holdco shall liquidate (or distribute in kind, at the option of each Member to the extent possible) each Member’s pro rata share of the Purchased Shares (less certain expenses to be paid out of the proceeds of the sale of the Purchased Shares), as soon as practicable after the date of termination of the Merger Agreement, but in any event, no later than the earlier of three months after the date of termination of the Merger Agreement or eleven months after the closing of the Merger.

The Merger Agreement grants the Reporting Person certain consent rights with respect to matters outside Spirit’s ordinary course of business or as to certain specified matters. In addition, Spirit and the Reporting Person may confer with respect to other business matters affecting the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D.

Other than as described above, the Reporting Person does not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Person reserves the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a) As of the closing of the Acquisition (the description of which in Item 4 above is incorporated by reference in its entirety into this Item 5), the Reporting Person beneficially owns 6,150,000 shares of Common Stock, over all of which shares the Reporting Person has dispositive power and voting power.  Such shares constitute approximately 5.4% of the outstanding shares of Common Stock, based on the representation of Spirit set forth in the Merger Agreement that 107,935,085 shares of the Common Stock were outstanding as of March 12, 2007, and adding to that number the 6,150,000 shares of Common Stock issued in connection with the Stock Purchase Agreement.  Macquarie Technology Investment Pty Limited (“MTIP”), an affiliate of Macquarie, owns as of the date hereof 4,727,000 shares of Common Stock.  These shares of Common Stock were acquired by MTIP for investment purposes on December 7, 2006.  MTIP did not acquire these shares as part of the transactions contemplated by the Merger Agreement or the Stock Purchase Agreement.  MTIP has sole control over all investment and voting decisions with respect to the shares of Common Stock that it owns.  The Reporting Person does not have any investment or voting power with respect to such shares of Common Stock, and expressly disclaims beneficial ownership of such shares of Common Stock.

(b) The description set forth in Item 5(a) above is incorporated by reference in its entirety into this Item 5(b).

(c) Other than in connection with the Acquisition, Holdco, the Members and the Unitholders have not effected transactions in the Common Stock in the past sixty days.

(d) The Members of  Holdco have the right to receive their pro rata share (based on their respective equity ownership of Holdco) of the proceeds from the sale of any of the Purchased Shares.  The Unitholders of the Trust have the right to receive their pro rata share (based on their respective equity ownership of the Trust) of the proceeds from the sale of any of the Purchased Shares received by the Trust from Holdco pursuant to the immediately preceding sentence.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Merger Agreement and the Stock Purchase Agreement (each of which is defined and described in Item 4, which definitions and descriptions are incorporated into this Item 6 by reference) are incorporated by reference in their entirety into this Item 6.  The description set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.

Except as described herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedules I to VII attached hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of Spirit, including but not limited to the transfer or voting of any securities of Spirit, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
99.1

Agreement and Plan of Merger, dated as of March 12, 2007, by and among Redford Holdco, LLC, Redford Merger Co., and Spirit Finance Corporation incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by Spirit of March 13, 2007, File No. 01-32386 (the “Form 8-K”).

99.2	Stock Purchase Agreement, dated as of March 12, 2007, by and among Spirit Finance Corporation and Redford Holdco, LLC incorporated herein by reference to Exhibit 10.1 of the Form 8-K.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2007

REDFORD HOLDCO, LLC

By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Treasurer

Schedule I

The name, business address, present principal employment and citizenship of each director and officer of Holdco are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Michael Dorrell – Class A Director	Macquarie 125 West 55th Street, Level 22, New York, NY 10019	Macquarie Securities (USA) Inc. – Division Director within Macquarie’s Corporate Finance department.	Australian

Jonathan Levinson – Class A Director	TPG-Axon Capital Management 888 Seventh Avenue, 38th Floor, New York, NY 10019	Principal of TPG-Axon Capital Management	United States

Adam Wilton – Class A Director	Kaupthing Limited One Hanover Street, London W1S 1AX, United Kingdom	Director, Head of Real Estate Structured Finance	British

David Stonehill – Class B Director	Och-Ziff Capital Management Group 9 West 57th Street, New York, NY 10019	Member and head of U.S. Special Investments	United States

Schedule II

The name, business address, present principal employment and citizenship of each director of the Trustee are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Robert Peter Backwell	101 Collins Street (L23), Melbourne, Vic, 3000, Australia	Macquarie Bank Limited – Executive Director within Investment Banking Funds department	Australian

Robert Arthur Lee	1 Martin Place, Sydney, NSW, 2000, Australia	Macquarie Bank Limited – Executive Director within Investment Banking Funds department	Australian

Hugh Toll	125 West 55th Street (L22), New York, NY, 10019	Macquarie Securities – Division Director within Investment Banking Funds department	Australian

Schedule III

The name, business address, present principal employment and citizenship of each officer and director of Macquarie are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Dennis Leong Secretary	No. 1 Martin Place Sydney NSW 2000 Australia	Macquarie Bank Limited – Executive Director within the Corporate Affairs Group	Australian

Nicholas Spalding Atkins Director	14 Hornby Street Beaumaris VIC 3193 Australia	Macquarie Bank Limited – Division Director within the Corporate Finance department	Australian

Stephen Wesley Cook Director	28A Water Street Wahroonga NSW 2076 Australia	Macquarie Bank Limited – Executive Director within the Financial Products group	Australian

Timothy Cameron Bishop Director	40 Kambala Road Bellevue Hill NSW 2023 Australia	Macquarie Bank Limited – Executive Director within the Corporate Finance division	Australian

Schedule IV

The name, business address, present principal employment and citizenship of each executive officer and director of Kaupthing are set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Hreidar Mar Sigurdsson	Borgartun 19 IS-105 Reykjavik Republic of Iceland	Group Chief Executive Officer	Icelandic

Sigurdur Einarsson	One Hanover Street, London, W1S 1AX The United Kingdom	Chairman of the Board of Directors	Icelandic

Guðný Arna Sveinsdóttir	Borgartun 19, 105 Reykjavik, Iceland	Group Chief Financial Officer	Icelandic.

Steingrímur P. Kárason	Borgartun 19, 105 Reykjavik, Iceland	Group Chief Risk Officer	Icelandic.

Hjörleifur Thor Jakobsson.	Kjalarvogi 7-15, 104 Reykjavík, Iceland	Member of the Board of Directors.	Icelandic

Gunnar Páll Pálsson	Kringlunni 7, 103 Reykjavík, Iceland	Member of the Board of Directors	Icelandic

Brynja Halldórsdóttir	Bíldshöfða 20, 110 Reykjavík, Iceland	Member of the Board of Directors	Icelandic

Tommy Persson	Tegeluddsväge n 11-13, SE-173 82, Stockholm, Sweden	Member of the Board of Directors	Swedish

Ásgeir Thoroddsen	Laugavegi 97, 101 Reykjavík, Iceland	Member of the Board of Directors	Icelandic

Niels de Coninck-Smith	Sydmarken 5, Soeborg, DK-2860, Denmark	Member of the Board of Directors	Danish

Bjarnfredur H. Ólafsson	Efstaleiti 5 IS-103 Reykjavík, Iceland	Member of the Board of Directors	Icelandic

Antonios P. Yerolemou	40 Cumberland Avenue Park Royal, NW10 7RQ, London, United Kingdom	Member of the Board of Directors	British

Schedule V

The name, business address, present principal employment and citizenship of each Investment Manager and/or General Partner and/or director of the TPG Entities are set forth below.

TPG-Axon Capital Management, L.P. (“TPG-Axon Management”) is the investment manager to TPG Domestic and TPG Offshore.  TPG-Axon Partners GP, L.P. (“PartnersGP”) is the general partner of TPG Domestic.  TPG-Axon GP, LLC (“GPLLC”) is the general partner of PartnersGP and TPG-Axon Management.  Dinakar Singh LLC (“Singh LLC”) is a Managing Member of GPLLC.  Dinakar Singh (“Mr. Singh”), an individual, is the Managing Member of Singh LLC.  Mr. Singh and Eric Mandelblatt (“Mr. Mandelblatt”) are Co-Chief Executive Officers of TPG-Axon Management.

Each of PartnersGP and TPG-Axon Management is a Delaware limited partnership.  Each of GPLLC and Singh LLC is a Delaware limited liability company.  The address of the principal business office of GPLLC, PartnersGP, TPG-Axon Management, Singh LLC, Mr. Singh and each of the executive officers of TPG-Axon Management, is c/o TPG-Axon Capital Management, L.P., 888 Seventh Avenue, 38th Floor, New York, NY 10019.

Each of Mr. Singh and Mr. Mandelblatt is primarily engaged in the business of investment management. The principal business of TPG-Axon Management is to serve as investment manager to TPG Domestic and TPG Offshore.  The principal business of GPLLC is to serve as the general partner of PartnersGP and TPG-Axon Management.  The principal business of PartnersGP is to serve as the general partner of TPG Domestic.  The principal business of Singh LLC is to act as the Managing Member of GPLLC.

The name, citizenship, present principal occupation or employment and business address of each director of TPG Offshore is set forth below. TPG Offshore does not have executive officers.  TPG Domestic does not have any directors or executive officers.

Mr. Singh is a citizen of the United States. His principal occupation is investment manager and he also serves as Director of TPG Offshore. His business address is TPG-Axon Partners (Offshore), Ltd., c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896 GT, Harbour Centre, George Town, Grand Cayman, Cayman Islands, BWI.

Mr. Mandelblatt is a citizen of the United States.  His principal occupation is investment manager and he also serves as Director of TPG Offshore.  His business address is TPG-Axon Partners (Offshore), Ltd., c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896 GT, Harbour Centre, George Town, Grand Cayman, Cayman Islands, BWI.

Ian Goodall is a citizen of the United Kingdom.  His principal occupation is Director of TPG Offshore.  His business address is International Management Services Ltd., P.O. Box 61, Harbour Centre, George Town, Grand Cayman, Cayman Islands, BWI.

Martin Lang is a citizen of the United Kingdom.  His principal occupation is Director of TPG Offshore.  His business address is International Management Services Ltd., P.O. Box 61, Harbour Centre, George Town, Grand Cayman, Cayman Islands, BWI.

Schedule VI

The name, business address, present principal employment and citizenship of each shareholder and/or general partner and/or director of the Gandhara Entities are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Gandhara Fund Limited	Gandhara c/o Gandhara Advisors Asia Limited, 21st floor Henley Building, 5 Queens Road, Central, Hong Kong, China	N/A	Cayman Islands

Gandhara Fund LP	Gandhara c/o Gandhara Advisors Asia Limited, 21st floor Henley Building, 5 Queens Road, Central, Hong Kong, China	N/A	United States

Gandhara (GP) Limited	Gandhara c/o Gandhara Advisors Asia Limited, 21st floor Henley Building, 5 Queens Road, Central, Hong Kong, China	General partner of Gandhara Fund LP	Cayman Islands

Davide Erro	21st floor Henley Building, 5 Queens Road, Central, Hong Kong, China	Gandhara Entities – Member of the Board of Directors	United States/Italy

Chris Barton	PO Box 400129, Cambridge, MA 02140	Gandhara Entities – Member of the Board of Directors	United States

Michael Blayzer	322 Ripple Creek, Houston, TX 77024	Gandhara Entities – Member of the Board of Directors	Ukranian

Carmine Capossela	1 Main Street, Apt. 7B Brooklyn, NY 11201	Gandhara Entities – Member of the Board of Directors	United States

Schedule VII

The name, business address, present principal employment and citizenship of each Investment Manager and/or the General Partner of the OZ Entities are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
OZ Management, LLC(1)	9 West 57th Street, New York, NY 10019	N/A	United States

OZ Advisors, LLC(2)	9 West 57th Street, New York, NY 10019	N/A	United States

Daniel S. Och	9 West 57th Street New York, NY 10019	Senior Managing Member of OZ Management, LLC	United States

(1)          OZ Management, LLC (“OZ”) is the Investment Manager of OZ Overseas Fund, OZ Overseas Fund II and OZ Asia Overseas.  Daniel S. Och is Senior Managing Member of OZ.

(2)          OZ Advisors, LLC is the General Partner of the OZ Domestic Entities and OZ Global Intermediate.  Its Managing Member is Och-Ziff Associates, LLC (“Och-Ziff”). Daniel S. Och is Senior Managing Member of Och-Ziff.

Schedule VIII

MEMBER	AGGREGATE SUBSCRIPTION AMOUNT
Redford Australian Investment Trust	$76,283,757.00
TPG-Axon Partners, LP	$8,789,299.00
OZ Domestic Partners, L.P.	$472,654.00
OZ Domestic Partners II, L.P.	$185,793.00
OZ Asia Domestic Partners, L.P.	$430,771.00
OZ Global Special Investments, L.P.	$186,224.00

Schedule IX

UNITHOLDER	AGGREGATE SUBSCRIPTION AMOUNT
Macquarie European Investments Pty Ltd	$25,112,283.00
Kaupthing Bank, hf.	$25,112,283.00
TPG-Axon Partners (Offshore), Ltd.	$16,322,984.00
Gandhara Master Fund Limited a Cayman Company	$6,026,947.00
OZ Overseas Fund, Ltd.	$1,602,120.00
OZ Overseas Fund II, Ltd.	$463,664.00
OZ Asia Overseas Fund, Ltd.	$1,907,835.00
OZ Global Special Investments Intermediate Fund, L.P.	$275,641.00